Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 24, 2009, relating to the consolidated financial statements and financial statement schedules of Loews Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in method of accounting for defined benefit pension and postretirement plans in 2006), and the effectiveness of Loews Corporation's internal control over financial reporting, appearing in the Annual Report on Form 10-K of Loews Corporation for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

DELOITTE & TOUCHE LLP
New York, NY
March 25, 2009